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RECEIVED FEB 26 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark S. Brooks — 713-789-7122 x225
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

3-15-02

OATH OR AFFIRMATION

I, Mark S. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NADIA A. TROUTENKO
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 6, 2004

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

NEXT FINANCIAL GROUP, INC.

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

To the Board of Directors and Stockholders
NEXT Financial Group, Inc.

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 16, 2002

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 876,759
Receivable from broker-dealers and clearing organizations	454,219
Securities owned, at market value	457
Property and equipment, at cost, less accumulated depreciation of $81,551	66,447
Other assets	80,747
	$1,478,629

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 140,724
Commissions payable	469,039
	609,763
Stockholders' equity	
Common stock, 1,000,000 shares authorized with $.01 par value, 558,070 shares issued and 543,070 outstanding	5,581
Additional paid-in capital	2,724,217
Treasury stock, 15,000 shares	(117,500)
Retained earnings (deficit)	(1,743,432)
Total stockholders' equity	868,866
	$1,478,629

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commission income	$ 6,680,912
Sale of investment company shares	2,847,296
Investment advisory fees	1,735,780
Interest income	48,587
Other income	249,919
	11,562,494
Expenses	
Compensation and benefits	1,115,843
Commissions and clearance paid to all other brokers	10,017,191
Communications	139,322
Occupancy and equipment costs	139,570
Promotional costs	345,553
Regulatory fees and expenses	59,584
Interest expense	92
Other expenses	202,123
	12,019,278
Loss before income taxes	(456,784)
Provision for federal income taxes	--
Net loss	$ (456,784)

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock Shares Outstanding	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Balances at December 31, 2000	532,316	$ 5,323	$2,458,746	$ -0-	$(1,286,648)	$1,177,421
Correction of prior shares issued	(10,000)	(100)	100			
Balances at December 31, 2000	522,316	5,223	2,458,846		(1,286,648)	1,177,421
Sale of common stock	35,754	358	265,371			265,729
Purchase of treasury stock	(15,000)			(117,500)		(117,500)
Net loss					(456,784)	(456,784)
Balances at December 31, 2001	543,070	$ 5,581	$2,724,217	$(117,500)	$(1,743,432)	$ 868,866

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (456,784)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	33,087
Amortization	2,496
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(39,164)
Increase in securities owned	(457)
Decrease in other assets	24,608
Decrease in accounts payable and accrued expenses	(37,706)
Increase in commissions payable	59,077
Net cash provided (used) by operating activities	(414,843)
Cash flows from investing activities:	
Purchases of property and equipment	(9,421)
Net cash provided (used) by investing activities	(9,421)
Cash flows from financing activities:	
Proceeds from sale of common stock	265,729
Purchase of treasury stock	(117,500)
Net cash provided (used) by financing activities	148,229
Net decrease in cash and cash equivalents	(276,035)
Cash and cash equivalents at beginning of year	1,152,794
Cash and cash equivalents at end of year	$ 876,759

Supplemental Disclosures of Cash Flow

Cash paid for:	
Interest	$ 92
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

NEXT Financial Group, Inc. (Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Virginia corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker/dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual fund and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commissions revenue and related expenses are recorded on a trade date basis.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2001 were $44,390 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Depreciation is provided for using both straight-line and accelerated methods over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital of approximately $674,738 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .90 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Note 4 - Operating Leases, continued

Year ending December 31,	
2002	$ 66,834
2003	67,443
2004	72,104
2005	51,270
	$ 257,651

Rental expense for the year ended December 31, 2001 was $85,929 and is reflected in occupancy and equipment costs.

Note 5 - Income Taxes

The Company has a net operating loss carryforward of approximately $1,722,346 available to offset future taxable income and expires as follows:

Year Ended December 31,	
2013	$ 182,191
2014	700,962
2015	384,983
2016	454,210
	$1,722,346

Deferred income tax assets are approximately $586,000 and are fully offset by a valuation allowance of $586,000.

Note 6 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company's contributions to the plan for the year ended December 31, 2001 were $-0-.

Note 7 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 34,827
Computer equipment and software	100,693
Leasehold improvements	12,478
	147,998
Less: accumulated depreciation	(81,551)
	$ 66,447

Depreciation expense for the year ended December 31, 2001 was $35,583 and is reflected in occupancy and equipment costs.

Note 8 - Stock Options

The Company grants options to key employees to purchase shares of its common stock at a value determined by management on the date of grant. Options generally vest over one to six years, and currently expire no later than six years from the date of grant.

The Company has elected to account for the stock option plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized for the stock options.

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss would have been increased by $82,676. The weighted average fair value of the options granted (extended) during the year was estimated using the Black-Scholes option pricing model in 2001 using the following assumptions:

Risk-free interest rate (range)	1.09 to 4.51
Expected life (years) (range)	1 to 5
Expected volatility	-0-
Expected dividends	-0-

A summary of option transactions during the year ended December 31, 2001 is shown below:

Note 8 - Stock Options, continued

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2000	107,000	$ 7.40
Granted	123,500	8.48
Exercised	(9,465)	4.32
Canceled	(21,535)	3.75
Outstanding at December 31, 2001	199,500	$ 8.38
Exercisable at December 31, 2001	155,500	$ 8.26

A summary of options outstanding as of December 31, 2001 is shown below:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$ 3.75	15,000	2.00 years	5,000
7.50	10,000	3.00 years	6,000
8.25	88,500	2.59 years	88,500
8.75	56,000	3.99 years	56,000
10.00	20,000	4.00 years	-0-
12.00	10,000	6.00 years	-0-
	199,500		155,500

If the option holders' employment is terminated, any unvested portion of the options will expire.

Note 9 - Stock Purchase Plan

The Company has a stock purchase plan under which any director or registered representative of the Company who has completed six months of service and has attained age 21 is eligible to participate. Under the Plan, each eligible participant may subscribe to purchase up to 10,000 shares of the Company's common stock at fair market value as determined by the Board of Directors. The maximum number of shares of the Company's common stock which is available for issuance under the Plan is 100,000. Each participant may pay cash for shares subscribed or may pay for subscribed shares by authorizing payroll deductions over a period not

Note 9 - Stock Purchase Plan, continued

to exceed two years. Shares are issued upon completion of the participant's obligation.

The contribution from the participants are reflected as additional paid-in capital as amounts are contributed by participants. Upon issuance of shares, the Company reflects an increase of common stock par value. As the Plan is non-compensatory, the Plan does not result in compensation costs. Activity of the Plan for the year ended December 31, 2001, is as follows:

SHARES

	Shares Subscribed	Shares Issued	Shares Reserved
Balance, January 1, 2001	9,828	3,265	6,563
Subscriptions initiated	46,446	--	46,446
Subscriptions completed		28,054	(28,054)
Balance, December 31, 2001	56,274	31,319	24,955

PAID-IN CAPITAL:

	Common Stock	Additional Paid-In Capital	Total Contribution
Balance, January 1, 2001	$ 32	$ 26,904	$ 26,936
Additions	281	231,173	231,454
Balance, December 31, 2001	$ 313	$ 258,077	$ 258,390

Note 10 - Concentration Risk

At December 31, 2001, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 11 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 - Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the financial statements, the Company incurred an operating loss of $456,784 for 2001 and has incurred substantial losses for each period for each of the three years since its inception. Management has not yet implemented a business method that will reverse this negative operating trend. The consistent losses have been mitigated by the contribution of additional stockholder capital for each of the three years since the Company's inception. Effective November 1, 2001, the Company's Board of Directors authorized management to commence a private placement offering of 160,000 common shares at $14 per share. The future success of this offering cannot be determined.

The Company's history of sustaining continuing operating losses raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts of liabilities that might be necessary in the event the Company cannot continue to exist.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2001

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 868,866
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		868,866
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 11,860	
Property and equipment	66,447	
Other assets	80,747	
Excess fidelity bond deductible	17,769	
Deficits in clearing account	269	(177,092)
Net capital before haircuts on securities positions		691,774
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempted securities	$ 12,206	
Undue concentration	4,830	(17,036)
Net capital		$ 674,738

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 140,724
Commissions payable	469,039
Total aggregate indebtedness	$ 609,763

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 40,671
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 624,738
Excess net capital at 1000%	$ 613,762
Ratio: Aggregate indebtedness to net capital	.90 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Donaldson, Lufkin & Jenrette

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2001

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 16, 2002